Exhibit 12

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES—REAL ESTATE TRUST ONLY

	For the Twelve Months Ended September 30,
(Dollars in thousands)	2007	2006	2005	2004	2003
FIXED CHARGES:
Interest and debt expense	$56,097	$51,645	$46,503	$58,645	$48,970
Ground rent	480	—	—	—	—

Total fixed charges for ratio	$56,577	$51,645	$46,503	$58,645	$48,970

EARNINGS:
Operating loss	$(2,498)	$(2,030)	$(7,368)	$(22,648)	$(13,645)
Equity in earnings of unconsolidated entities	(12,540)	(10,051)	(8,246)	(7,788)	(7,248)
Distributions from unconsolidated entities	16,179	14,821	13,272	12,550	12,048
Capitalized interest	(2,054)	(1,129)	—	—	—

	(913)	1,611	(2,342)	(17,886)	(8,845)
Total fixed charges for ratio	56,577	51,645	46,503	58,645	48,970

Total earnings for ratio	$55,664	$53,256	$44,161	$40,759	$40,125

RATIO OF EARNINGS TO FIXED CHARGES	Less than 1	1.03 x	Less than 1	Less than 1	Less than 1

Excess (deficiency) of available earnings to fixed charges	$(913)	$1,611	$(2,342)	$(17,886)	$(8,845)